UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended July 23, 2008

COMMISSION FILE NUMBER: 000-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE July 22, 2008

PRAIRIE CREEK PERMITTING UPDATE

Vancouver, British Columbia, July 22, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has received a number of approvals to enable continued activities aimed at preparing infrastructure and road access at the Prairie Creek Mine to take place in order to continue advances towards operations.

Roadwork Authorization:

The Company recently received additional authorizations and permits required to proceed with rehabilitation of the winter road immediately to the north of the Prairie Creek Mine.  Final authorization from Fisheries and Oceans Canada was issued July 15, 2008, to permit work to proceed adjacent to the Prairie and Funeral creeks.  This authorization, coupled with a Class “B” Water Licence issued March 20, 2008, by the Mackenzie Valley Land and Water Board (“MVLWB” or “Board”), and a Quarry Permit, issued February 28, 2008, from Indian and Northern Affairs Canada, will allow the commencement of rehabilitation work on the winter road.  Construction crews are being mobilized and work is expected to commence before the end of July.

The existing road, which connects the Prairie Creek Mine with the Liard Highway is approximately 175 kilometres long.  The road was first constructed in 1980 and was previously used to transport more than 800 loads of equipment, material and fuel to the Prairie Creek site. Under a Land Use Permit dated April 10, 2007, issued by the MVLWB, the Company was granted a permit to use the road in the winter months for a period of five years until April 10, 2012.

The Company plans to use the rehabilitated road to transport fuel and other necessary supplies to the Prairie Creek Mine site and, upon commencement of operations, to transport the zinc and lead concentrates from the mine site to the rail head.

Applications for Operating Permits:

On May 28, 2008, Canadian Zinc applied to the MVLWB for Land Use Permits and a Class “A” Water Licence to permit the operation of the Prairie Creek Mine (refer to news release dated June 11, 2008).  The Company has subsequently responded to a number of requests for additional information from the Board.  On July 14, 2008, the MVLWB advised the Company that all applications have now been deemed complete and that the Board is proceeding to the next stage of the regulatory process.

Canadian Zinc’s applications for a Type “A” Water Licence and Type “A” Land Use Permit (“LUP”) for the operation of the Prairie Creek Mine utilizes the extensive existing infrastructure and facilities that were built in the 1980’s, which will be upgraded and enhanced to meet current-day environmental standards.  The improvements proposed for specific site facilities will further mitigate any potential impact the Project may have on the environment.

Background:

The Prairie Creek Mine (“Mine” or “Site”) is 100% owned by Canadian Zinc Corporation, and is situated in the southern Mackenzie Mountains of the Northwest Territories. The Site presently contains significant infrastructure and facilities constructed in the early 1980’s. The Mine received a Water Licence (#N3L3-0932) and Land Use Permit (N80F248) in 1980 for mine operation and the production of lead and zinc concentrates and a silver-bearing copper concentrate.  The Mine was within three months from production when the then owner was placed into receivership as a result of the decline in the price of silver.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

EXHIBIT LIST
99.1	Report of Proxy Voting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date July 23, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman